SCHEDULE 13D

                 Under the Securities Exchange Act of l934

                           (Amendment No. 24  )*
One Liberty Properties, Inc.
________________________________________________________________
                            (Name of Issuer)
Common Stock, par value $1.00 per share
________________________________________________________________
                  (Title of Class of Securities)
682406-10-3
_______________________________________________________________
                          (CUSIP Number)
Fredric H. Gould
60 Cutter Mill Road, Great Neck, New York  11021
________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        June 12, 1997
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.






                  (Continued on following pages)
















                      Page l of 12 Pages

                       Page 2 of 12 Pages

_________________________________________________________________
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gould Investors L.P. - 11-276-3164
_________________________________________________________________
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*

WC
_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
_________________________________________________________________
                    7.   SOLE VOTING POWER -      367,283
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 367,283
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -  367,283

_________________________________________________________________
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

_________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     24.4%
_________________________________________________________________
14.  TYPE OF
REPORTING PERSON*
PN
_________________________________________________________________

                                        Page 3 of 12 Pages


_________________________________________________________________
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Fredric H. Gould - ###-##-####
_________________________________________________________________
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*

PF
_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
_________________________________________________________________
                    7.   SOLE VOTING POWER -           138,891
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -         480,282
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER -      138,891
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -    480,282
 PERSON WITH        _____________________________________________
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 619,173 (includes 367,283 shares owned by Gould
Investors L.P.)

_________________________________________________________________
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
_________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    41.0%
_________________________________________________________________
14.  TYPE OF
REPORTING PERSON*
IN

                                        Page 4 of 12 Pages


_________________________________________________________________
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marshall Rose -  ###-##-####
_________________________________________________________________
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*

PF
_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
_________________________________________________________________
                    7.   SOLE VOTING POWER -            25,937
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -         448,985
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER -       25,937
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -    448,985
 PERSON WITH        _____________________________________________
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 474,922 (includes 367,283 shares owned by Gould
Investors L.P.)

_________________________________________________________________
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
_________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      32%
_________________________________________________________________
14.  TYPE OF
REPORTING PERSON*
IN

                              Page 5 of 12 Pages


_________________________________________________________________
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Matthew Gould -  ###-##-####
_________________________________________________________________
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*

PF
_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
_________________________________________________________________
                    7.   SOLE VOTING POWER -             56,708
 NUMBER OF          ___________________________________________
 SHARES             8.   SHARED VOTING POWER -          367,343
  BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER -        56,708
  EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -     367,343
  PERSON WITH        _____________________________________________
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 424,051 (includes 367,283 shares owned by Gould
Investors L.P.)

_________________________________________________________________
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
_________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      28%
_________________________________________________________________
14.  TYPE OF
REPORTING PERSON*
IN

                             Page 6 of 12 Pages

_________________________________________________________________
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Jeffrey Gould - ###-##-####
_________________________________________________________________
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*

PF
_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
_________________________________________________________________
                    7.   SOLE VOTING POWER -              45,847
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -                 0
  BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER -         45,847
  EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -            0
  PERSON WITH        _____________________________________________
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -  45,360

_________________________________________________________________
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
_________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3%
_______________________________________________________________
14.  TYPE OF
REPORTING PERSON*
IN

                             Page 7 of 12 Pages

     This statement further amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission by Gould Investors L.P. (the "Partnership") relating to common stock, par value $1.00 per share ("Common Stock") of One Liberty Proper ties, Inc., a Maryland corporation (the "Company"). Fredric H. Gould and Marshall Rose, general partners of the Partnership, joined in the filing made by the Partnership. Matthew Gould and Jeffrey Gould, Fredric H. Gould's sons, are hereby joining in the filing made by the Partnership.

Item 2.   Identity and Background

     (a) This schedule is filed by Gould Investors L.P. a Delaware limited partnership (the "Partnership"), by Fredric H. Gould ("Gould"), Marshall Rose ("Rose") and Matthew Gould and Jeffrey Gould, Gould's sons. The general partners of the Partnership are Gould, Rose and Georgetown Partners, Inc., a Delaware corporation ("Georgetown"). Matthew Gould has become President of Georgetown and Jeffrey Gould is a Vice President of Georgetown. Gould is the sole shareholder and sole director of Georgetown.

     (b) The address of the principal executive offices of the Partner ship and the business address of Gould, Georgetown and Messrs. Matthew Gould and Jeffrey Gould is 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021. The business address of Rose is 667 Madison Avenue, New York, New York 10021.

     (c) The Partnership is engaged in the real estate business principally the ownership of income producing properties. The Partnership also invests in equity securities of other entities.

     Gould is a real estate executive and investor. He is Chairman of the Board of BRT Realty Trust, a real estate investment trust ("BRT"), Chairman of the Board of the Company, and a general partner of the Partnership and sole shareholder, sole director and Chairman of the Board of Georgetown. All of these entities maintain an address at Suite 303, 60 Cutter Mill Road, Great Neck, New York 11021.

     Rose is a real estate executive and investor. In addition to serving as a general partner of the Partnership and as Chairman of the Board of Georgetown, Rose is President of Georgetown Equities, Inc. a real estate and financial services company. Rose is a Trustee of BRT and a director of the Company.

     Matthew  Gould is  President  and Chief  Executive  Officer of the Company,
President of Georgetown, a Vice President of BRT and Vice President of REIT Management Corp., adviser to BRT.

     Jeffrey Gould is President and Chief Operating Officer of BRT, a Vice President of the Company and a Vice President of Georgetown.

                            Page 8 of 12 Pages


     (d)-(e) During the last five years neither the Partnership, Gould, Rose, Matthew Gould nor Jeffrey Gould has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) Gould, Rose, Matthew Gould and Jeffrey Gould are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration


     On June 12, 1997 the Partnership distributed to the partners of the Partnership an aggregate of 201,855 shares of Common Stock of the Company. After such distribution and after purchasing additional shares through the Company's dividend reinvestment plan, the Partnership owns 367,283 shares of Common Stock constituting approximately 24.4% of the Common Stock outstanding and 19.2% of the voting power of the Company. This represents a net decrease since amendment number 23 to Schedule 13D of 162,906 shares, or 11% of the Common Stock outstanding.

Item 4.   Purpose of the Transaction

     The Partnership initially acquired the shares of the Company in order to acquire an equity position in the Company. In 1989 after the commencement of an unsolicited partial tender offer, the entering into a settlement agreement, the completion of a tender offer for 250,000 shares of Common Stock and other matters described in previous filings made by the Partnership on Schedule 13D and Schedule 14D-1 (and amendments thereto) the Partnership acquired control of the Company. The Partnership has been in control of the Company since June 1989.

     (a) At this time neither the Partnership, Gould, Rose, Matthew Gould nor Jeffrey Gould contemplate the acquisition of additional securities of the Company, other than shares which may be purchased from time to time in the open market or acquired pursuant to the Company's dividend reinvestment plan, nor do they contemplate the disposition of any securities of the Company, except that the individuals may dispose of shares in open market transactions and the Partnership may continue its policy of distributing shares of Common Stock of the Company to its partners in which event the number of shares of Common Stock of the Company owned by the Partnership will decrease and the number of shares

                          Page 9 of 12 Pages


     owned by Gould, Rose, Matthew Gould and Jeffrey Gould will increase; (b) Neither the Partnership, Gould, Rose, Matthew Gould or Jeffrey Gould contemplate any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) Neither the Partnership, Gould, Rose, Matthew Gould or Jeffrey Gould have any plans or proposals with respect to the sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) No change in the present Board of Directors or management of the Company is contemplated; (e) No material change in the present capitalization or dividend policy of the Company is presently contemplated; (f) No other material change in the Company's business or corporate structure is planned or proposed; (g) No changes in the Company's charter, by-laws or other actions which may impede the acquisition or control of the Company by any person is planned or proposed; (h) There are no plans or proposals to cause a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association;
(i) There are no plans or proposals to cause any class of equity securities of the Company to become eligible for termination pursuant to Section 12(g)4 of the Securities Exchange Act; (j) Any action planned or proposed similar to any of those enumerated above.

Item 5.   Interest in Securities
          of the Issuer


     Amendment No. 23 to Schedule 13D (the last amendment filed by the Partnership and Gould) reflects that the Partnership owned 530,189 shares of Common Stock of the Company, constituting approximately 36.4% of the shares of Common Stock outstanding and 28.5% of the voting power of the Company. On June 12, 1997 the Partnership distributed 201,885 shares of Common Stock of the Company to its partners. After such distribution and after giving effect to the purchase of 38,950 shares on October 2, 1996, January 2, 1997 and April 1, 1997 through the Company's dividend reinvestment plan the Partnership owns 367,283 shares or approximately 24.4% of the 1,505,729 shares of Common Stock outstanding and 19.2% of the voting power of the Company.

     The Partnership has sole voting and dispositive power with respect to the 367,283 shares of Common Stock it beneficially owns. Gould as a General Partner of the Partnership, Rose as a General Partner of the Partnership and Matthew Gould as President of Georgetown, may share in the voting and dispositive power with respect to the shares owned by the Partnership.

                       Page 10 of 12 Pages


     As a result of the distribution of shares of Common Stock of the Company to the partners of the Partnership on June 12, 1997, Gould owns 138,891 shares of Common Stock of the Company, representing 9% of the outstanding Common Stock and 7% of the voting power of the Company. Gould has sole voting and dispositive power with respect to these shares. In addition Gould has shared voting and shared dispositive power with respect to 480,282 shares (including the 367,283 shares owned by the Partnership) representing 32% of the outstanding shares of Common Stock of the Company and 25% of the voting power. In addition to Common Stock, Gould owns 7,500 shares of Preferred Stock. Gould's wife owns 30,862 shares of Common Stock and 2,800 shares of Preferred Stock. Gould disclaims beneficial interest in the shares owned by his wife, as well as in 22,863 shares owned by him as a co-trustee for the benefit of others.

     As a result of the distribution of shares of Common Stock of the Company to the partners of the Partnership on June 12, 1997, Rose owns 24,269 shares of Common Stock of the Company, representing 2% of the outstanding Common Stock and 1.3% of the voting power of the Company. In addition, Rose has sole voting and dispositive power over 1,668 shares of Common Stock held by him as custodian and trustee, as to which shares he disclaims any beneficial interest. In addition, Rose has shared voting and dispositive power with respect to 448,985 shares (including 367,283 shares owned by the Partnership) representing 30% of the outstanding shares of Common Stock and 24% of the voting power. 6,000 of the shares over which Rose has shared voting and dispositive power is owned by a Foundation, as to which shares Rose disclaims any beneficial interest.

     As a result of the distribution of shares of Common Stock of the Company to the partners of the Partnership on June 12, 1997, Matthew Gould owns 53,345 shares of Common Stock of the Company, representing 4% of the outstanding Common Stock and 3% of the voting power of the Company. In addition, Matthew Gould has sole voting and dispositive power over 3,363 shares of Common Stock held by him as custodian for his minor children, as to which shares he disclaims any beneficial interest. In addition, Matthew Gould has shared voting and dispositive power with respect to 367,343 shares (including 367,283 shares owned by the Partnership) representing 24% of the outstanding shares of Common Stock and 19% of the voting power. Matthew Gould's wife owns 1,578 shares of Common Stock, as to which Mr. Gould disclaims any beneficial interest and Mr. Gould owns 5,700 shares of Preferred Stock personally and 1,200 shares of Preferred Stock as custodian for his minor children.

     As a result of the distribution of shares of Common Stock of the Company to the partners of the Partnership on June 12, 1997, Jeffrey Gould owns 45,360 shares of Common Stock of the Company, representing 3% of the outstanding Common Stock and 2% of the voting power of the Company. In addition, Jeffrey Gould has

                          Page 11 of 12 Pages


     sole voting and dispositive for power over 487 shares of Common Stock held by him as custodian for his minor children, as to which shares he disclaims any beneficial interest. Mr. Gould's wife owns 932 shares of Common Stock, as to which shares Mr. Gould disclaims any beneficial interest. Mr. Gould also owns 3,000 shares of Preferred Stock.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relation ships (legal or otherwise) among any of the persons listed in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

               Page 12 of 12 Pages


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 1997


                             GOULD INVESTORS L.P.



                          By(s) Fredric H. Gould
                             ________________________________
                            Fredric H. Gould, General Partner



                            (s) Fredric H. Gould
                             ________________________________
                            Fredric H. Gould



                            (s) Marshall Rose
                             _______________________________
                            Marshall Rose



                            (s) Matthew Gould
                             _______________________________
                            Matthew Gould



                           (s) Jeffrey Gould
                            ________________________________
                           Jeffrey Gould